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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SONIC SOLUTIONS

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

835460 10 6

(CUSIP Number)

December 18, 2002

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

     *   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 2 of 11 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

VERITAS Software Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		1,290,948

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		1,290,948

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,290,948

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 3 of 11 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

VERITAS Operating Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		1,290,948

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		1,290,948

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,290,948

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 4 of 11 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

VERITAS Software Global Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		83,457

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		83,457

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,457

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 5 of 11 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

VERITAS Software Holdings Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		597,174

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		597,174

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

597,174

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 6 of 11 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

VERITAS Software International Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		596,571

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		596,571

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

596,571

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 7 of 11 Pages

Item 1(a)	Name of Issuer:

Sonic Solutions

Item 1(b)	Address of Issuer’s Principal Executive Offices:

101 Rowland Way, Suite 110 Novato, CA 94945

Item 2(a)	Name of Person Filing:

VERITAS Software Corporation, a corporation incorporated in Delaware
VERITAS Operating Corporation, a corporation incorporated in Delaware
VERITAS Software Global Corporation, a corporation incorporated in Delaware
VERITAS Software Holdings Ltd., a Bermuda resident company incorporated in Ireland
VERITAS Software International Ltd., a corporation incorporated in Ireland

Item 2(b)	Address of Principal Business Office or, If None, Residence

Each reporting person has the following business address: 350 Ellis Street Mountain View, CA 94043

Item 2(c)	Citizenship:

Listed above in response to Item 2(a).

Item 2(d)	Title of Class of Securities:

Common stock, no par value

Item 2(e)	CUSIP Number:

835460 10 6

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Not applicable.

Item 4.	Ownership

VERITAS Software Corporation

(a) Amount Beneficially Owned: 1,290,948

(b) Percent of Class: 7.3%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 1,290,948

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 1,290,948

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 8 of 11 Pages

VERITAS Operating Corporation

(a)	Amount Beneficially Owned: 1,290,948

(b)	Percent of Class: 7.3%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or direct the vote: 0

	(ii)	shared power to vote or direct the vote: 1,290,948

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 1,290,948

VERITAS Software Global Corporation

(a)	Amount Beneficially Owned: 83,457

(b)	Percent of Class: 0.5%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or direct the vote: 0

	(ii)	shared power to vote or direct the vote: 83,457

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 83,457

VERITAS Software Holdings Ltd.

(a)	Amount Beneficially Owned: 597,174

(b)	Percent of Class: 3.5%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or direct the vote: 0

	(ii)	shared power to vote or direct the vote: 597,174

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 597,174

VERITAS Software International Ltd.

(a)	Amount Beneficially Owned: 596,571

(b)	Percent of Class: 3.5%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or direct the vote: 0

	(ii)	shared power to vote or direct the vote: 596,571

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 9 of 11 Pages

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 596,571

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held of the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 10 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2002	VERITAS SOFTWARE CORPORATION

	By:	/s/ Jay A. Jones

	Name:	Jay A. Jones

	Title:	Senior Vice President & Chief Administrative Officer

VERITAS OPERATING CORPORATION

	By:	/s/ Jay A. Jones

	Name:	Jay A. Jones

	Title:	Senior Vice President & Chief Administrative Officer

VERITAS SOFTWARE GLOBAL CORPORATION

	By:	/s/ Jay A. Jones

	Name:	Jay A. Jones

	Title:	Senior Vice President & Chief Administrative Officer

VERITAS SOFTWARE HOLDINGS LTD.

	By:	/s/ Jay A. Jones

	Name:	Jay A. Jones

	Title:	Director

VERITAS SOFTWARE INTERNATIONAL LTD.

	By:	/s/ Jay A. Jones

	Name:	Jay A. Jones

	Title:	Director

CUSIP No. 835460 10 6	SCHEDULE 13G	Page 11 of 11 Pages

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Sonic Solutions and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 30th day of December, 2002.

VERITAS SOFTWARE CORPORATION

By:	/s/ Jay A. Jones

Name:	Jay A. Jones

Title:	Senior Vice President & Chief Administrative Officer

VERITAS OPERATING CORPORATION

By:	/s/ Jay A. Jones

Name:	Jay A. Jones

Title:	Senior Vice President & Chief Administrative Officer

VERITAS SOFTWARE GLOBAL CORPORATION

By:	/s/ Jay A. Jones

Name:	Jay A. Jones

Title:	Senior Vice President & Chief Administrative Officer

VERITAS SOFTWARE HOLDINGS LTD.

By:	/s/ Jay A. Jones

Name:	Jay A. Jones

Title:	Director

VERITAS SOFTWARE INTERNATIONAL LTD.

By:	/s/ Jay A. Jones

Name:	Jay A. Jones

Title:	Director